NS GROUP, INC.	June 30, 2005 Form 10-Q	Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(thousands of dollars)

	Three Months Ended		Six Months Ended
	6/30/2005	6/30/2004	6/30/2005	6/30/2004
Earnings
Pretax income	$40,298	$21,322	$63,005	$26,466

Interest expense	176	353	335	671
Interest portion of rent expense (a)	120	117	266	229

	$40,594	$21,792	$63,606	$27,366

Fixed Charges
Interest expense	$176	$353	$335	$671
Interest portion of rent expense (a)	120	117	266	229

	$296	$470	$601	$900

Ratio of Earnings to Fixed Charges	137.1	46.4	105.8	30.4

(a)	One-third of rent expense is the portion deemed representative of the interest factor.